UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

COCA-COLA REFRESHMENTS MATCHED EMPLOYEE SAVINGS AND
INVESTMENT PLAN

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313

(Address of the plan and address of issuer’s principal executive offices)

FINANCIAL STATEMENTS

Coca-Cola Refreshments Matched Employee Savings and Investment Plan

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Matched Employee Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

/s/ BANKS, FINLEY, WHITE & CO.
College Park, Georgia
June 28, 2012

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

	2011
(in thousands)	(Note 1)	2010
Assets
Investments in Master Trust, at fair value	$—	$1,521,106
Notes receivable from participants	—	83,454
Total assets reflecting all investments at fair value	—	1,604,560
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(9,203)
Net assets available for benefits	$—	$1,595,357

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

(in thousands)

Additions to net assets attributed to:
Investment income from the Coca-Cola Refreshments Defined Contribution Plans Master Trust	$4,598
Interest from Participant loans	3,961
Participant contributions	117,632
Employer contributions	52,720

Total additions	178,911

Deductions from net assets attributed to:
Distributions to Participants	(149,932)
Administrative expenses	(3,289)

Total deductions	(153,221)

Increase in net assets before transfers	25,690

Net transfers from other plans	80
Transfer related to plan merger (Note 1)	(1,621,127)

Net decrease in net assets available for benefits	(1,595,357)

Net assets available for benefits:
Beginning of year	1,595,357
End of year	$—

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

1. Description of the Plan

The following description of the Coca-Cola Refreshments Matched Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

During fiscal year 2011, the Plan was sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. The Plan was originally adopted effective January 1, 1988 and was last amended and restated effective January 1, 2002.  The Plan is a defined contribution plan covering substantially all non-bargaining employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Plan Merger

On December 31, 2011, the Plan was merged into The Coca-Cola Company Thrift & Investment Plan (“successor plan”).  The Plan’s interest in the Coca-Cola Refreshments Defined Contribution Plan Master Trust and participant loans were transferred to the successor plan as summarized below (in thousands):

Investments	$1,532,038
Participant loans	89,089
Total Assets	$1,621,127

Following the merger, effective January 1, 2012, the successor plan’s name was changed to The Coca-Cola Company 401(k) Plan and changes were made to certain provisions of the successor plan.  Unless otherwise specified, all descriptions of the Plan included herein are of the provisions in effect prior to the merger.

Administration

From December 13, 2010, the Plan was administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Mercer HR Services, LLC, to provide recordkeeping and administrative services.

Coca-Cola Refreshments

 Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

1. Description of the Plan, Continued

Eligibility

In 2011, substantially all U.S. based non-bargaining employees are eligible to participate in the Plan as of the first payroll period following 30 days of active employment with the Company.  At that time, the participant may elect to begin compensation deferrals and receive employer matching contributions.  If no election is made, eligible employees are automatically enrolled in the Plan.

Contributions

In 2011, the Plan allows a participant to contribute up to 50% of eligible compensation on a pre-tax basis, as defined by the Plan agreement and subject to certain Internal Revenue Code (the “Code”) limitations.  Participants automatically enrolled in the Plan had 3% of their pre-tax pay contributed to the Plan.  As of January 1, 2010, after-tax contributions are no longer permitted in the Plan. Taxes will continue to be deferred on any earnings on after-tax contributions made prior to January 1, 2010.  A participant may elect to change his or her rate of contributions or suspend contributions at any time.  During 2011, the Company matched a maximum of 3.5% of eligible pay for participants of the Plan.  All contributions are invested as directed by participants.

Vesting

Participants are immediately vested in their contributions and related earnings.  Company matching contributions received by participants hired before January 1, 2010 are immediately vested.  For all participants hired on or after January 1, 2010, the Company’s matching contributions will be 100% vested after two years of vesting service with the Company, or if earlier, upon the participant’s death or disability.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $3,500 and $109,000 as of December 31, 2011 and 2010, respectively.  The Plan used approximately $502,000 of forfeitures to reduce employer contributions during 2011.

Coca-Cola Refreshments

 Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

1. Description of the Plan, Continued

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses.  The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

In the event a participant’s non-union status changes, the participant may elect to transfer his or her account out of the Plan.  In addition, if a participant’s membership in one of the Company’s union plans changes (i.e., changes from union to non-union), the participant may elect to transfer his or her account into this Plan.  During the year ended December 31, 2011, other Company-sponsored plans transferred participant accounts totaling $79,952 to the Plan.

Participant Loans

Participants may borrow from their account balances subject to certain limitations.  The following applies to participant loans:

(a)                   The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)                  The minimum loan amount is $1,000.

(c)                   The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly.  The loan’s interest rate is fixed for the life of the loan.

(d)                  The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance may be made during the period following his or her retirement, death, disability or termination of employment.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

1. Description of the Plan, Continued

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $1,000 or less.  If the participant’s vested account balance exceeds $1,000, the Plan permits distribution in a single lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½.  Prior to the attainment of age 59½, a withdrawal from these accounts would be available for a financial hardship or from a participant’s rollover source within the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan.  In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments

The Plan participates in the Coca-Cola Refreshments Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by Mercer Trust Company (the “Trustee”). Each participating plan’s investment in the

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

2. Summary of Significant Accounting Policies, Continued

Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.  The Master Trust holds investments in common stock, mutual funds, common trust funds, fully benefit-responsive investment contracts and investments within self-directed brokerage accounts.  See Note 3 regarding disclosures of the investments in the Master Trust.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust

On December 31, 2011, the Plan’s investment in the Master Trust of approximately $1.5 billion was transferred to The Coca-Cola Company Thrift & Investment Plan pursuant to a Plan merger (see Note 1).

The Plan’s interest in the net assets of the Master Trust was approximately 95.1% at December 31, 2011.  This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.  The Plan’s investment in the Master Trust (including investments bought, sold, and held during the year) depreciated in fair value by $10.4 million during 2011.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The following table summarizes the net assets of the Master Trust as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Common trust funds	$1,117,398	$806,109
Mutual funds	204,415	377,507
Common stock	22,470	158,667
Self-directed accounts	19,269	22,049
Stable Value Fund at fair value	259,740	237,174
Investments at fair value	1,623,292	1,601,506
Liability for expenses incurred	(346)	—
Stable Value Fund book valuation adjustment	(12,812)	(10,102)
Master Trust net assets	$1 ,610,134	$1,591,404

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
SSgA S&P 500 Index Fund	$178,370	$412,353
Common stock of Coca-Cola Enterprises, Inc.	*	158,667
JP Morgan Core Bond Fund	*	187,743
Growth Fund of America	*	194,266
Invesco Stable Value Fund	259,740	237,174
JPMorgan SmartRetirement 2015 Fund	82,056	*
JPMorgan SmartRetirement 2020 Fund	173,720	*
JPMorgan SmartRetirement 2025 Fund	180,431	*
JPMorgan SmartRetirement 2030 Fund	165,392	*
JPMorgan SmartRetirement 2035 Fund	102,214	*
JPMorgan SmartRetirement 2040 Fund	90,040	*

* investment not over 5% in the respective year

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The net investment income of the Master Trust for the year ended December 31, 2011 is as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(41,201)
Common stock of Coca-Cola Enterprises, Inc.	23,356
Common stock of The Coca-Cola Company	985
Self-directed brokerage accounts	(1,709)
Common trust funds	7,517
(11,052)
Interest and dividends	16,022
Net investment income	$4,970

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2011, are as follows (in thousands):

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Common trust funds (A)	$178,370	$—	$178,370	$—
Mutual funds (B)	159,972	159,972	—	—
Common stock (C)	22,470	22,470	—	—
International equity securities:
Mutual funds (B)	44,442	44,442	—	—
Fixed income securities:
Common trust funds (A)	57,779	—	57,779	—
Other:
Stable Value Fund (D)	259,740	—	259,740	—
Retirement date funds (E)	881,250	—	881,250	—
Self-directed brokerage account investments (F)	19,269	19,269	—	—
	$1,623,292	$246,153	$1,377,139	$—

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

(A)               The underlying investments held in the common trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)                 Investments in mutual funds are valued at the publicly quoted net asset value of each fund.  The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)                 Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)                The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)                  Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)                  Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2010, are as follows (in thousands):

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Common trust funds (A)	$458,880	$—	$458,880	$—
Mutual funds (B)	263,289	263,289	—	—
Common stock (C)	158,667	158,667	—	—
International equity securities:
Mutual funds (B)	113,189	113,189	—	—
Fixed income securities:
Common trust funds (A)	187,743	—	187,743	—
Mutual funds (B)	1,029	1,029	—	—
Other:
Stable Value Fund (D)	237,174	—	237,174	—
Retirement date funds (E)	159,486	—	159,486	—
Self-directed brokerage account investments (F)	22,049	22,049	—	—
	$1,601,506	$558,223	$1,043,283	$—

(A)

The underlying investments held in the common trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)

Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)

The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

(E)                  Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)                  Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.  The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

Invesco Stable Value Fund

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common trust funds. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates;

•                  The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•                  The investment returns generated by the fixed income investments that back the wrapper contract; and

•                  The duration of the underlying investments backing the wrapper contract.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2011, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.4% and 2.3%  for the years ended December 31, 2011 and 2010, respectively. The crediting interest rate was approximately 2.8% and 3.8% as of December 31, 2011 and 2010, respectively.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2011 and 2010 are as follows:

	2011	2010
Fair value of the underlying assets of the wrapper contracts (in thousands):
Short-term investment fund	$12,395	$6,877
Pooled Separate Accounts	45,264	—
Common/collective trust funds	202,081	230,297
Fair value of the wrapper contracts	259,740	237,174
Adjustment from fair value to contract value	(12,812)	(10,102)
Contract value	$246,928	$227,072

Transactions with Parties-in-Interest

Effective August 13, 2010, the CCE Stock Fund (formerly the “Company Stock Fund”, referred to herein as the “CCE Stock Fund”) was frozen; no new contributions or transfers were allowed to the CCE Stock Fund.  Participants that were directing any portion of their contributions or company matching contributions to the CCE Stock Fund were provided the option to direct those contribution amounts to other Plan investment options or have those contributions automatically invested in the SSgA S&P 500 Index Fund.

Effective July 1, 2011, the CCE Stock Fund was closed and any remaining balances in this fund were sold from July 1, 2011 through July 19, 2011 and the proceeds were reinvested in a default investment option of the Plan.  The default investment option is a JPMorgan SmartRetirement Fund based on a participant’s birth date.  Participants were provided notice of the planned liquidation of the CCE Stock Fund in November 2010 and actual liquidation date in April 2011.  Participants were able to make investment transfers from the CCE Stock Fund to another investment option in the Plan prior to July 1, 2011.

Effective April 1, 2011, common stock of The Coca-Cola Company was added to the Master Trust as an additional investment option available to the participating Plans.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

During the year ended December 31, 2011, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	351	$23,468
Sales	27	$1,778
In-kind distributions	3	$207
Dividends received	N/A	$350

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2011 (in thousands):

	Shares	Fair Value
December 31, 2011	321	$22,470

During the year ended December 31, 2011, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises, Inc. (in thousands):

	Shares	Fair Value
Purchases	8	$223
Sales	6,309	$181,203
In-kind distributions	38	$1,043
Dividends received	N/A	$—
Balance as of December 31, 2011	—	$—

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 24, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

4. Income Tax Status, Continued

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.  Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

6.  Subsequent Events

Management of the Plan has evaluated material events and transactions that have occurred after the Statement of Net Assets Available for Benefits date and concluded that no subsequent events have occurred through the date the financial statements were issued, June 28, 2012, that require adjustment to or disclosure in these financial statements.

Coca-Cola Refreshments

Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

7.  Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on the Form 5500 as of December 31, 2010 and for the year ended December 31, 2011 (in thousands):

December 31, 2010
Net assets available for benefits per the financial statements	$1,595,357
Deemed distributions	(2,209)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,203
Net assets available for benefits per Form 5500	$1,602,351

Year ended
December 31, 2011

Investment income from Master Trust per the financial statements	$4,598
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	11,701
Prior year	(9,203)
Less: Administrative expenses reported at Master Trust level	(3,289)
Net investment gain from Master Trust per Form 5500	$3,807

Distributions to participants per the financial statements	$149,932
Less: Deemed distributions	(2,210)
Distributions per Form 5500	$147,722

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

	By:	/s/ Susan M. Fleming
Susan M. Fleming
Chairperson, The Coca-Cola Company Benefits Committee

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm